UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41669

Multi Ways Holdings Limited

(Translation of registrant’s name into English)

3E Gul Circle

Singapore 629633

+65 6287 5252

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 4, 2024, Mr. Chin Heng “Jimmy” Neo provided notice of his resignation as an independent director, a member to the Audit Committee and Compensation Committee, and the Chair of the Nomination Committee of the Board of Directors (the “Board”) of Multi Ways Holdings Limited (the “Company”), effective immediately on November 4, 2024. Mr. Neo resigned for personal reasons and not as a result of any disagreement with the Company or on any matters relating to the Company’s Board of Directors’ operations. To fill the vacancy on the Board created by Mr. Neo’s resignation, the Company has appointed Mr. Kok Chuah Tan, to serve as the Company’s independent director, a member to the Audit Committee and Compensation Committee, and the Chair of the Nomination Committee of the Board of Directors of the Company, effective on November 11, 2024.

Mr. Kok Chuah Tan, age 51, is an experienced business owner and is involved in the real estate as well as business solutions industry. He is currently the Key Executive Officer of Raffles Developments Pte Ltd, a director of Key Global Projects Pte Ltd, and a director of Key Global Pte Ltd. As Raffles Developments Pte Ltd’s CEO, Mr. Tan manages a team of real estate agent to negotiate contracts and handle complex real estate transactions in which he strives to provide excellent customer service and business property-related solutions to clients. He founded Key Global Pte Ltd in 2020 in response to the escalating demand and growing intricacies within the realm of business M&A. Mr. Tan also worked for Greencast Pte Ltd for four years as their managing director, in which he led a team from NUS, and spearheaded the production of commercialized NUS construction products in Singapore, specifically ECOWALL products that utilize recycled building material aggregates. Mr. Kok Chuah Tan’s extensive experience within the industry and his unique portfolio expanding throughout the business industry will make him a significant asset to the company. Mr. Tan has a diploma in electronics, communications and computer engineering from Singapore Polytechnic.

Mr. Kok Chuah Tan has no family relationships with any director or executive officer of the Company. There are no transactions between the Company and Mr. Kok Chuah Tan that will be required to be reported pursuant to Item 404(a) of Regulation S-K. The Board has determined that Mr. Kok Chuah Tan is independent, pursuant to the definition of independence under Section 803 of the NYSE American Company Guide, based on an evaluation of the relationships between the Company and Mr. Kok Chuah Tan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2024	Multi Ways Holdings Limited

	By:	/s/ Lim Eng Hock
	Name:	Lim Eng Hock
	Title:	Chief Executive Officer and Director